Exhibit 11
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of earnings (loss) per share
For the three and six months ended July 31, 2007 and 2006

	Three Months		Six Months
	2007	2006	2007	2006
Net earnings (loss)	$(1,071,304)	$214,727	$(1,514,616)	$134,849

Average shares outstanding	9,225,212	9,189,642	9,218,482	9,179,165
Stock options & purchase plan:
Total options & purchase plan shares	—	412,931	—	431,296
Warrants assumed converted	—	750,000	—	750,000
Assumed treasury stock buyback	—	(668,384)	—	(604,675)
Convertible redeemable preferred stock assumed converted	—	—	—	—

Number of shares used in per common share computation	9,225,212	9,684,189	9,218,482	9,755,786

Basic net earnings ( loss ) per share of common stock	$(0.12)	$0.02	$(0.16)	$0.01

Diluted net earnings ( loss ) per share of common stock	$(0.12)	$0.02	$(0.16)	$0.01

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